Exhibit (d)(17)

5200 Maryland Way Suite 400 Brentwood, TN 37027 Tel: 800-890-7271 Fax: 615-373-9932
April 23, 2008
Mr. Robert J. Benson
3619 West Obispo St.
Tampa, FL 33629
Dear Rob:
     I am excited to offer you the position of Senior Vice President, Innovation and Technology of American HomePatient, Inc. (the “Company”). The following are some important details about the position.
     JOB DESCRIPTION. You will be responsible for the innovation and technology aspects of the Company’s operations and shall have the title Senior Vice President, Innovation and Technology. You will perform the duties and responsibilities assigned to you from time to time in accordance with the policies and objectives established by the Board of Directors, Chief Executive Officer and Chief Operating Officer of the Company. You will report directly to the Company’s Chief Operating Officer. You will be expected to devote your full time, attention and skill to your duties herein and to use your best efforts to attain or exceed the Company’s goals for profit, quality, stability and growth. You will at all times while employed by the Company comply fully with the Company’s “Guidelines of Company Policies and Conduct” and any other compliance programs of the Company, as such programs may be amended from time to time, and you acknowledge that your obligations under such programs as an employee are contractual in nature.
     SALARY AND BONUS. While you are employed by the Company, you will be paid a base salary of Two Hundred Twenty Thousand Dollars and No/100 Dollars ($220,000) per year, payable in accordance with the Company’s standard payroll practices. You will be entitled to receive incentive compensation of up to fifty percent (50%) of your annual base salary under such incentive programs as may from time to time be provided to employees of the Company of similar rank, which programs may be created, changed or terminated at any time at the Company’s sole discretion. The 2008 bonus award which will be paid in March 2009 will be guaranteed at $80,000. The Company’s Board of Directors will conduct an annual merit review in connection with the review of all similar ranking officers of the Company regarding your performance to consider increasing your base salary. You also will be entitled to a monthly car allowance of $600 during your employment.
     SIGNING BONUS. You will receive a $30,000 signing bonus payable on the first pay date following the effective date of your employment with the Company.
     STOCK OPTIONS. We will recommend that the Board of Directors grant to you options to purchase 30,000 shares of the Company’s common stock. The options will be granted with an exercise

Mr. Robert L. Benson
April 23, 2008

price equal to the fair market value of the Company’s common stock on the date that the options are granted.
     BENEFITS. During your employment with the Company, you will be entitled to medical, dental, disability and life insurance benefits, participation in any profit-sharing plan or similar plans of the Company and such other employee benefits as are provided to employees of the Company of similar rank from time to time. Please refer to the “2008 Benefits at a Glance” document.
     SEVERANCE PAY IN THE EVENT OF TERMINATION. As a condition of employment with the Company, you will execute a confidentiality, non-competition and severance pay agreement entitling you to receive a severance payment of twelve (12) months of your monthly base salary, in the event of termination due to change in control or termination without cause.
     RELOCATION EXPENSE REIMBURSEMENT. The Company will reimburse reasonable amounts or provide advance assistance of expenses incurred as a result of your relocation from Tampa, Florida to the Greater Nashville Area. Typical expenses include temporary living expenses, househunting trip for you and your spouse, movement of household goods, and real estate commissions associated with the sale of your home in Tampa.
     BUSINESS EXPENSE REIMBURSEMENT. Reimbursement for business travel expenses will be subject to compliance with the Company’s reimbursement policies as established from time to time.
     NO FIXED EMPLOYMENT TERM. You acknowledge and agree that this letter agreement does not entitle you to employment for any specific term and that your employment with the Company is “at-will,” meaning that you may be terminated with or without cause at anytime.
     CONFIDENTIAL INFORMATION. In consideration of the covenants of the Company set forth in this letter, you agree and acknowledge that you will have access to or become aware of certain confidential, restricted and/or proprietary information concerning operation by the Company and its affiliates of their home health care businesses (collectively the “Business”). By signing this letter, you undertake and agree that you will have a duty to the Company and its affiliates to protect such information from use or disclosure. For the purposes of this paragraph, the following definitions will apply:
i.	“Trade Secret” as related to the Business, will mean any specialized technical information or data relating to (a) procurement of medical equipment and other inventory for resale; (b) marketing strategy or plans of the Company or its affiliates; (c) proprietary computer software; and (d) terms of contracts with suppliers, employees and principal customers of the Company or its affiliates which are not generally known to the competitors of the Company.

ii.	“Confidential Information,” as related to the Business, will mean any data or information, other than Trade Secrets, which is material to the Company or its affiliates and not generally known by the public. Confidential Information will in-

Mr. Robert L. Benson
April 23, 2008

clude, without limitation, any information pertaining to the Business Opportunities (as hereinafter defined) of the Company or its affiliates, the details of this letter, and the business plans, financial statements and projections of the Company or its affiliates.

iii.	“Business Opportunity” will mean any information or plans of the Company or its affiliates concerning the purchase of or investment in any retail outlets, stores, distribution centers or similar retail facilities in the field of home health care, or the availability of any such outlets for purchase or investment by the Company or its affiliates, together with all related information, concerning the specifics of any contemplated purchase or investment (including price, terms and the identity of such outlet), regardless of whether the Company or its affiliates have entered any agreement, made any commitment, or issued any bid or offer to such outlet or other facility.
     You agree that you will not, without the prior written consent of the Company, use or disclose, or negligently permit any unauthorized person who is not an employee of the Company to use, disclose, or gain access to, any Trade Secrets or Confidential Information.
     You will, with reasonable notice during and after your employment by the Company, furnish information as may be in your possession and cooperate with the Company or its affiliates as may reasonably be requested in connection with any claims or legal actions in which you are or may become a party. The Company will reimburse you for any reasonable out-of-pocket expenses you incur in order to satisfy her obligations under this clause paragraph.
     GOVERNING LAW. This letter will be interpreted under, subject to and governed by the substantive laws of the State of Tennessee, without giving effect to provisions thereof regarding conflict of laws, and all questions concerning its validity, construction, and administration will be determined in accordance thereby.
     COUNTERPARTS. This letter may be executed simultaneously in any number of counterparts, each of which will be deemed an original but all of which will together constitute one and same instrument.
     MODIFICATION. This letter may not be modified or amended except in writing signed by the parties. No term or condition of this letter will be deemed to have been waived except in writing by the party charged with waiver. A waiver will operate only as to the specific term or condition waived and will not constitute a waiver for the future or act on anything other than that which is specifically waived.
     Additionally, your employment is contingent upon the results of reference checks, a background screen and drug test.

Mr. Robert L. Benson
April 23, 2008

     If the terms set forth above are acceptable to you, please sign the duplicate copy of this letter at the bottom, to indicate your receipt and acceptance of the terms and conditions of this offer of employment letter. We expect that your start date will be on or before June 9, 2008. We look forward to you joining us.

Sincerely, American HomePatient, Inc.
By:	/s/ Frank Powers
Frank Powers,
Executive VP & Chief Operating Officer

I acknowledge receipt and acceptance of the above offer of employment.

/s/ Robert J. Benson Robert J. Benson	Date: 6/19/08